Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, August 11, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q2 2026 Results

Tracking towards the upper half of annual guidance range

Gold equivalent ounces sold in the quarter were 18% higher compared to the prior year period. Financial results benefited further from strong year-over-year precious metal and oil prices in the quarter. Production for the portfolio is expected to be weighted to the second half of the year, largely due to the expected production profiles at Candelaria, Tocantinzinho and Côté Gold, among others. During the quarter, the Government of Panama allowed the processing of stockpiles at Cobre Panamá to commence and established a ministerial commission to consider the future of the mine. The Company is tracking towards the upper half of its annual guidance range for 2026 due to elevated oil prices and anticipated deliveries from the processing of stockpiles at Cobre Panamá.

“Our portfolio is set to benefit from strong organic growth evidenced by resource increases, planned mine expansions and project advancements,” stated Paul Brink, President & CEO. “With $4.3 billion in available capital, the Company is also well positioned to take advantage of a strong pipeline of deal opportunities.”

Financial Highlights – Q2 2026 compared to Q2 2025

●	$580.9 million in revenue, +57%.
●	132,405 GEOs[1] sold, +18%.
●	122,205 Net GEOs[1] sold, +20%.
●	$482.5 million in operating cash flow, +12%.
●	$529.7 million ($2.75/share) in Adjusted EBITDA[2], +45%.
●	$354.0 million ($1.84/share) in net income, +43%.
●	$349.2 million ($1.81/share) in Adjusted Net Income[2], +46%.
●	$4.3 billion in Available Capital[3] as at June 30, 2026.

Financial Highlights – H1 2026 compared to H1 2025

●	$1,231.6 million in revenue, +67% – new half-year record.
●	268,758 GEOs sold, +13%.
●	248,225 Net GEOs sold, +15%.
●	$1,002.9 million in operating cash flow, +39% – new half-year record.
●	$1,121.6 million in Adjusted EBITDA or $5.82/share, +63% – new half-year records.
●	$822.6 million in net income or $4.27/share, +80% – new half-year records.
●	$807.5 million in Adjusted Net Income or $4.19/share, +82% – new half-year records.

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity
	Q2 2026		Q2 2025
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	91,224	$403.0	78,738	$258.4
Silver	19,695	83.5	11,520	38.1
PGM	3,192	12.2	2,191	7.5
	114,111	$498.7	92,449	$304.0
DIVERSIFIED
Iron ore	2,037	$9.1	2,197	$7.2
Other mining assets	573	2.7	900	3.0
Oil	10,057	45.3	10,337	30.6
Gas	4,398	19.8	4,243	16.9
NGL	1,229	5.3	1,967	5.0
	18,294	$82.2	19,644	$62.7
GEOs and revenue from royalty, stream and working interests	132,405	$580.9	112,093	$366.7
Interest revenue and other interest income	—	$—	—	$2.7
Total GEOs and revenue	132,405	$580.9	112,093	$369.4

Year-to-date GEOs sold and revenue by commodity
	H1 2026		H1 2025
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	182,382	$839.9	164,261	$504.2
Silver	43,313	197.0	24,011	75.2
PGM	6,396	29.9	4,800	15.3
	232,091	$1,066.8	193,072	$594.7
DIVERSIFIED
Iron ore	5,831	$26.2	6,085	$19.6
Other mining assets	1,976	8.8	2,457	7.4
Oil	17,463	78.8	23,830	65.5
Gas	8,977	40.4	8,742	34.3
NGL	2,420	10.6	4,492	10.7
	36,667	$164.8	45,606	$137.5
GEOs and revenue from royalty, stream and working interests	268,758	$1,231.6	238,678	$732.2
Interest revenue and other interest income	—	$—	—	$5.6
Total GEOs and revenue	268,758	$1,231.6	238,678	$737.8

In Q2 2026, we recognized revenue of $580.9 million, an increase of 57% from Q2 2025, and sold 132,405 GEOs, an increase of 18% from Q2 2025. We benefited from higher precious metal and oil prices compared to Q2 2025, strong contributions from Antapaccay, Antamina, South Arturo, Musselwhite, and incremental contributions from Côté Gold, Casa Berardi, Valentine and Porcupine, all of which were acquired or commenced production approximately over the past year. We also benefited from an increase in revenue from our Diversified assets, particularly from our Weyburn and SCOOP/STACK interests.

Precious Metal assets accounted for 86% of our revenue in Q2 2026 (70% gold, 14% silver, and 2% PGM). Revenue was sourced 88% from the Americas (40% South America, 25% Canada, 16% U.S. and 7% Central America & Mexico).

Portfolio Additions

●	Acquisition of Royalty on the Comet Vale Gold Mine – Australia: Subsequent to quarter-end, on July 15, 2026, we acquired a 2.0% gross royalty on all gold production from the majority of the mining leases of Gorilla Gold Mines Ltd’s Comet Vale gold project, including the Sovereign and Cheer deposits, in the north Kalgoorlie region of Western Australia for $8.4 million (A$12.0 million), plus a contingent payment of $2.1 million (A$3.0 million).
●	Acquisition of Royalties on the Greenstone Gold Mine – Canada: On June 22, 2026, we acquired a 5.0% NPI and 2.0% NSR that cover part of Equinox Gold Corp.’s broader Greenstone Gold Mine property for total cash consideration of $2.0 million. The 5.0% NPI area overlaps with a portion of our existing 3.0% NSR on Greenstone.
●	Acquisition of Royalty on Youanmi Gold Mine – Australia: On May 29, 2026, we acquired a 1.0% NSR on all gold production from the mining leases of Rox Resources Limited’s Youanmi gold project in the Murchison region of Western Australia for $32.9 million (A$47.0 million).

●	Acquisition of Royalty Portfolio from Victoria Gold Corp.– Canada and U.S.: On April 16, 2026, we closed the previously announced acquisition of a portfolio of six royalties previously held by Victoria Gold Corp. for total cash consideration of $40.0 million (C$55.0 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buy-back at the operator’s election) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property, both in the Yukon. The portfolio also includes milestone payments on i-80 Gold Corp.’s Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon.

Cobre Panamá Update

Cobre Panamá remains in a phase of Preservation and Safe Management (“P&SM”) with production halted.

During the quarter, the integral audit, carried out by SGS Global, was completed and on June 19, 2026, Panama’s Ministry of Environment, MiAmbiente, published SGS’ final integral audit report, representing an overall compliance rate of 87.7%.

During the quarter, the Government of Panama (the “GOP”) established a high-level ministerial commission comprising the Ministers of Commerce and Industries, Economy and Finance, and Environment to evaluate matters relating to the future of the Cobre Panamá mine, including consideration of the integral audit findings and associated economic, environmental, and legal implications.

On April 7, 2026, the GOP authorized the removal, processing, and export of stockpiled ore (the “Processing Program”) currently stored on site at the Cobre Panamá mine as part of the P&SM plan. As a result, after two years of halted operations, Cobre Panamá transitioned to the execution of the approved Processing Program. Commissioning of the first processing train was completed during May 2026, followed by the commencement of stockpile processing and the production of the first copper concentrate. Production reflected the successful commissioning and restart of one of the three milling circuits while Cobre Panamá continued to execute the P&SM plan in accordance with regulatory requirements.

First Quantum estimates that Cobre Panamá will produce between 30,000 and 40,000 tonnes of copper in 2026, with the remaining balance to be processed in 2027 for a total of approximately 70,000 tonnes. Based on these estimates, Cobre Panamá stream deliveries to Franco-Nevada are expected to total approximately 23,100 gold ounces and 265,000 silver ounces. Deliveries of stream ounces to Franco-Nevada, which are determined based on the sale of copper concentrate by First Quantum under its offtake agreements, are expected to commence in Q3 2026, with one-third of deliveries anticipated in H2 2026.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Forward-Looking Statements” section at the end of this news release and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. Our 2026 guidance is based on assumptions including the forecasted state of operations from our assets based on public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

Production for the portfolio is expected to be weighted to the second half of the year, as previously guided, largely due to production profiles at Candelaria, Tocantinzinho, Côté Gold, Greenstone and Valentine. We also expect to benefit from the commencement of processing of stockpiled ore at Cobre Panamá, as outlined in the section above. With the inclusion of the anticipated Cobre Panamá deliveries, we are tracking towards the upper half of our 2026 Total GEOs guidance range. Furthermore, we are benefiting from elevated oil and natural gas liquids prices, with H1 2026 oil revenue of $78.8 million increasing 20% relative to H1 2025. Should oil prices remain elevated, we would expect a continued positive impact on our Energy revenue. An increase of $10 relative to our assumed WTI price of $70 per barrel is estimated to increase oil revenue by approximately 12%.

The following table presents our H1 2026 actual performance compared to our 2026 guidance.

	2026 Guidance (1) (2)	H1 2026 Actual
Commodity
Gold ounces sold (oz)	360,000 to 400,000	182,382
Silver ounces sold (oz)	4,700,000 to 5,500,000	2,598,799
PGMs ounces sold (oz)	32,000 to 37,000	15,699
Diversified revenue (millions)	$245 to $285	$164.8

GEOs Sold (oz)	510,000 to 570,000	268,758
1	Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 period are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance does not reflect any buy-backs which may be elected at the discretion of our operators with the exception of the buy-back of the Cascabel royalty and stream, which occurred in March 2026.

Sustainability Updates

During the quarter, we published our 2026 Sustainability Report, highlighting our sustainability-related initiatives and disclosures, including expanded disclosure relating to communities and Indigenous Peoples and enhanced climate-related disclosure. Franco-Nevada was recognized as one of Corporate Knights’ Best 50 Corporate Citizens in Canada for 2026 and achieved an “A” rating in CDP’s Supplier Engagement Assessment. We continued to strengthen our community engagement and contribution initiatives through operator partnerships, including support for the Boys & Girls Club Early Learning Center in Eureka, Nevada with i-80 Gold and for a community-based facility in Rustenburg, South Africa with Sibanye-Stillwater. During the quarter, we received a record number of applications for the Franco-Nevada Mining Industry Scholarship Program following the expansion of the program in partnership with the Young Mining Professionals Scholarship Fund.

Q2 2026 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets amounted to 114,111 GEOs for Q2 2026, an increase of 23% from 92,449 GEOs in Q2 2025. This was primarily due to higher deliveries from Antapaccay, Antamina, South Arturo and Musselwhite, and incremental contributions from Côté Gold, Casa Berardi, Valentine and Porcupine, which were acquired or commenced production approximately over the past year.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q2 2026 were lower than those sold in Q2 2025. Production at the mine was lower compared to last year, which had the benefit of higher-grade ore from Phase 11. Lundin Mining expects production to be weighted towards H2 2026 due to increased availability of higher-grade Phase 12 ore, combined with increased underground mining rates as the underground insourcing initiative nears completion. In addition, Lundin has reported strong potential for mine life extensions through underground extensions, open pit push backs (Phase 14) and surface projects. The underground expansion is expected to achieve 14 ktpd in H2 2027 and progress towards 22 ktpd by 2030.
●	Antapaccay (gold and silver stream) – GEOs sold in Q2 2026 were higher than those sold in Q2 2025, primarily due to processing of higher-grade ore. In addition, delivery shortfalls were experienced in the prior year period.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q2 2026 were higher than in Q2 2025. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments. Q3 2026 deliveries to Franco-Nevada are expected to be lower based on lower concentrator throughput at the mine in Q2 2026.
●	Tocantinzinho (gold stream) – GEOs sold in Q2 2026 were relatively consistent with those sold in Q2 2025. G Mining Ventures expects production to be weighted towards H2 2026 as higher-grade mineralization becomes available in accordance with the mine plan.
●	Condestable (gold and silver stream) – GEOs sold in Q2 2026 were higher than those sold in Q2 2025. The stream transitioned from fixed deliveries to variable deliveries with Q2 2026 being the first period with variable deliveries. Rio2 Limited expects to receive approval for the modification of the mine EIA during Q3 2026, which will permit an increase in production from 8,400 tonnes per day to 10,000 tpd, and will continue to assess opportunities to expand production further. In June 2026, Rio2 finalized an updated National Instrument 43-101 Technical Report which highlighted continued resource and reserve replacement and outlined a 14-year life of mine through 2039.
●	Yanacocha (1.8% royalty) – GEOs from our Yanacocha royalty in Q2 2026 were relatively consistent with Q2 2025. Newmont anticipates production from Yanacocha for 2026 of approximately 460,000 gold ounces, with 272,000 gold ounces produced in H1 2026.
●	PSJ Cobre Mendocino (San Jorge) (7.5% royalty) – PSJ Cobre Mendocino (formerly San Jorge), a copper-gold project located in the province of Mendoza in Argentina, obtained approval under Argentina’s Large Investment Incentive Regime (RIGI) in May 2026. A feasibility study is expected in late 2026 and initial production is planned for 2029.

Central America & Mexico:

●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold in Q2 2026 were slightly lower than in Q2 2025, primarily due to the processing of a larger quantity of higher-grade ore in the previous year. In July 2026, Coeur Mining announced positive exploration results from an extensive exploration program. Drilling along the Main Mine Trend has further expanded mineralization at both the Hidalgo Corridor and Independencia Sur, where results are expected to add near-term reserves, some of which is expected to be within Franco-Nevada’s stream boundaries.

Canada:

●	Côté Gold (7.5% GMR) – Production (on a 100% basis) from Côté Gold in Q2 2026 was 96,200 gold ounces, in line with the prior year period, where production was 96,000 gold ounces. The replacement of the conveyor belt in May 2026 and the commissioning of a second cone crusher allowed the plant to operate at near full capacity in June 2026. IAMGOLD expects production to increase and unit costs to decline through H2 2026. In June 2026, IAMGOLD released an updated Mineral Resource estimate integrating the Côté and Gosselin zones into a consolidated block model, outlining Measured and Indicated Mineral Resources of 20.3 million ounces of gold (838.0 Mt at 0.75 g/t Au) and Inferred Mineral Resources of 3.5 million ounces of gold (177.1 Mt at 0.61 g/t Au).

An updated Mineral Reserve estimate and updated mine plan outlining near-term opportunities to increase processing capacity to 40,000 tpd are expected in Q4 2026. In parallel, IAMGOLD is continuing to evaluate opportunities for a larger-scale expansion over the long term.

●	Detour Lake (2% royalty) – Detour produced 207,279 ounces of gold during the quarter, a 23% increase over the prior year period driven by a higher-grade sequence and strong mine and mill performance. Development activities for the underground project continued during the quarter, with the exploration ramp reaching a depth of 180 metres as of June 30, 2026. Exploration drilling, which totalled 52,763 metres during the quarter, continued to expand and infill the mineralization below and to the west of the mineral resource pit.
●	Hemlo (50% NPI and 3% NSR) – We earned fewer GEOs in Q2 2026 compared to Q2 2025 as access to higher-grade stopes was delayed based on mining sequence. In June 2026, Hemlo Mining Corporation announced an increased Mineral Resource estimate which outlined Measured and Indicated Mineral Resources of 387,000 ounces of gold (3,086 kt at 3.90 g/t Au) attributable to Franco-Nevada’s 50% portion of the Interlake claims, a year-over-year increase of 18%.
●	Porcupine (4.25% royalty) – GEOs sold in Q2 2026 increased compared to Q2 2025. In June 2026, Discovery acquired Glencore’s Kidd Operations, providing Discovery with the potential to double production from the Timmins complex to 500,000 gold ounces annually. Discovery expects to release updated mineral resource updates for Dome and TVZ by the end of 2026. Additionally, Discovery has initiated the development of an exploration ramp between Hoyle Pond and Owl Creek to facilitate drilling along the trend.
●	Greenstone (3% royalty) – Equinox Gold reported operational improvements in Q2 2026, as the number of days operating above nameplate capacity continues to increase, with 69% of days exceeding 27,000 tpd compared to 51% in the immediately preceding quarter. This trend is anticipated to continue into H2 2026 resulting in expected higher production quarter-over-quarter for the balance of the year. Equinox Gold expects Greenstone to produce between 250,000 and 275,000 gold ounces in 2026.
●	Valentine (3% royalty) – Equinox Gold reported that the ramp-up is progressing well, with the mine averaging 113% of nameplate capacity for Q2 2026. Production is expected to increase in H2 2026, driven by higher mill feed grades and continued strong plant performance. Following its acquisition of Orla Mining on July 31, 2026, Equinox Gold revised its 2026 production guidance for Valentine from 150,000 – 200,000 gold ounces to 140,000 –150,000 gold ounces. In August 2026, Equinox Gold approved the construction of the Valentine Phase 2 expansion project. Construction is expected to be completed in late 2028.
●	Musselwhite (5% NPI) – GEOs sold in Q2 2026 were higher than in Q2 2025. Production at the mine was higher due to improvements in stope sequencing and underground development rates. In addition, of the 5,198 GEOs recognized in Q2 2026, 3,951 GEOs were related to the 2025 annual period. On July 31, 2026, Equinox Gold completed its acquisition of Orla Mining. Equinox Gold expects production of between 100,000 and 110,000 gold ounces from Musselwhite for the period of August 1, 2026 to December 31, 2026.
●	Sudbury (gold and PGM stream) – GEOs sold from our Sudbury stream were higher in Q2 2026 than in Q2 2025, supported by Magna Mining’s record quarterly production under its ownership and continued operational momentum at McCreedy West, where underground development is expected to exceed 2,350 feet during the quarter, also a record under Magna ownership.
●	Canadian Malartic (1.5% royalty) – At Odyssey, production from East Gouldie ramped up during the quarter. Gold production at Odyssey was a record and in line with plan at 28,800 ounces, with Odyssey expected to contribute approximately 120,000 ounces of gold in 2026. In July 2026, Agnico Eagle Mines Limited reported a rock mass movement along the north wall of the Barnat open pit. Franco-Nevada’s royalty does not cover the Barnat pit. Agnico Eagle believes that the incident will not affect the development or production outlook for the Odyssey mine. For 2026, Franco-Nevada estimates 600-700 GEOs will be received from our royalty interest at Canadian Malartic.
●	AurMac (1% royalty post buy-back) – Banyan Gold announced the final Environmental Impact Statement and Record of Decision are on track for Q4 2026. The draft EIS was published in April. An updated feasibility study is expected in H2 2026 with an investment decision expected in H1 2027.
●	Kerr-Addison (1% royalty) – In July 2026, Cadillac Mines completed a C$385 million IPO, including a C$60 million investment from Agnico Eagle, providing significant funding to develop the Kerr-Addison project.

U.S.:

●	South Arturo (4-9% royalties) – GEOs sold in Q2 2026 were higher than in Q2 2025, as Nevada Gold Mines continues to process ore from the South Arturo pit in 2026, in line with the Carlin mine plan. Production from Phase 1 is expected to continue through to the end of 2026.
●	Bald Mountain (1-5% royalties) – Kinross reported that mining is advancing well at Bald Mountain Redbird and that the heap leach pad expansion is continuing ahead of schedule.
●	i-80 (1.5% royalty) – i-80 Gold reported that construction at the Archimedes project, which commenced in Q3 2025, continues to be on schedule with first gold expected in Q4 2026. The refurbishment of the Lone Tree autoclave and plant also continues to advance and the plant is expected to achieve first pour in late 2027.

●	Stibnite (1.7% gold royalty and 100% silver royalty) – Perpetua Resources reported that it had commenced critical path construction activities for the 2026 field season, following a decision in May 2026 by the United States District Court of Idaho denying a motion for a preliminary injunction filed by special interest groups. Perpetua anticipates operations to commence in 2029.
●	Stillwater (5% royalty) – Sibanye-Stillwater announced the phased implementation of a new technique to achieve larger stope sizes to be completed by H2 2028 and steady state production of 410,000 2E PGM ounces by 2029. Stillwater West is expected to provide future optionality and upside.
●	Castle Mountain (2.65-4.65% royalties) – Equinox Gold expects a final Environmental Impact Statement and Federal Record of Decision for the Castle Mountain Expansion in Q4 2026. An updated feasibility study is expected in H2 2026 with an investment decision in H1 2027.

Rest of World:

●	Western Limb (gold and platinum stream) – GEOs sold in Q2 2026 were higher than in the prior year quarter. Sibanye-Stillwater reported that the ramp-up of the K4 shaft was 77% complete as of June 2026. Sibanye-Stillwater expects UG2 brownfield projects to sustain an annual underground production profile of 1.5Moz 4E PGM beyond 2035 and increases the mechanized and UG2 contributions to 64% and 80%, respectively. This indicative production profile exceeds our initial expectations at the time of the transaction.
●	Tasiast (2% royalty) – GEOs from our Tasiast royalty were higher in Q2 2026 than in Q2 2025, primarily driven by higher throughput and timing of ounces processed through the mill.
●	Bullabulling (2.45% royalty) – In July 2026, Minerals 260 Limited released an updated mineral resource estimate that substantially exceeded the initial maiden resource estimate. Concurrently, Minerals 260 announced the completion of a positive pre-feasibility study, outlining an annual production profile of 150,000 gold ounces over 19 years with production expected to commence in Q4 2028. Infrastructure for the processing plant of 5Mtpa will be designed to support a potential expansion to 7.5 Mtpa. The pre-feasibility study was based on the maiden ore reserve estimate. The expanded resource estimate is expected to be incorporated into a reserve update as part of a definitive feasibility study targeted for Q1 2027.
●	Séguéla (0.6% royalty) – In July 2026, Fortuna Mining announced it had made a final investment decision for the Séguéla plant expansion, representing a 30% expansion and providing a pathway to production of over 200,000 gold ounces per year. The project includes an expansion of the Séguéla processing facility, upgrades to supporting infrastructure, and development of the Sunbird underground mine.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $82.2 million in revenue, compared to $62.7 million in Q2 2025.

Other Mining:

●	Vale (iron ore royalty) – Revenue from the Vale royalty increased when compared to Q2 2025, largely driven by the inclusion of sales from the Southeastern System following the achievement of the cumulative sales threshold of 1.7 billion tonnes of iron ore in April 2025, partly offset by higher transportation costs.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q2 2026 was relatively consistent with Q2 2025. Production at IOC in Q2 2026 was lower than Q2 2025 but improved relative to Q1 2026 as IOC is implementing a multi-year program to address operating challenges.
●	Caserones (0.517% royalty) – In June 2026, Lundin Mining reported that annual cathode production at the mine increased to 25,000 tonnes following leaching improvements. Lundin expects to increase utilization of the cathode plant and further increase cathode production to approximately 40,000 tonnes per year, partially offsetting expected lower sulphide head grades in future years. Subsequent to quarter-end, production at Caserones was impacted by severe winter storms, which restricted site access and disrupted power supply for 13 days.
●	Copper World (2.085% royalty) – Hudbay reported that the Copper World definitive feasibility study is progressing, with 95% of the engineering work completed, and a project sanctioning decision on track for late 2026 and first production expected in H2 2029.
●	Crawford (2% royalty) – Canada Nickel Company received a positive decision statement from the federal Minister of Environment, Climate Change and Nature, and is advancing towards a construction decision in 2027.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased to $46.2 million in Q2 2026, compared to $38.5 million in Q2 2025. The increase was primarily due to a higher share of production earned from our Continental Resources interests and stronger realized oil prices, including the benefit of higher natural gas liquids pricing across our principal gas assets. Overall, we continue to see steady production across the basins.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was $24.2 million in Q2 2026, compared to $14.0 million in Q2 2025 due to higher realized oil prices. We earned higher revenue from our Weyburn interests due to the leverage of the NRI royalty to the increase in oil prices in the quarter.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.44 per share. The dividend will be paid on September 24, 2026, to shareholders of record on September 10, 2026 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This news release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information and Details for Q2 2026 Conference Call

The complete Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q2 2026 quarterly results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	August 12th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/4wJByFO

Webcast:	www.franco-nevada.com
Replay (available until August 19th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Pass code: 08003#

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana	Bonavie Tek
Chief Financial Officer	VP, Finance & Investor Relations
(416) 306-6303	(416) 306-6309
info@franco-nevada.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any ongoing or future audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”) and Net Gold Equivalent Ounces (“Net GEOs”):
●	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. Beginning in 2026, the Company adopted fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. Our 2026 guidance, as disclosed in our 2025 MD&A filed on March 10, 2026, assumed the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 period are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
●	Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

Calculation of Net Gold Equivalent Ounces:

	For the three months ended
	June 30,
(expressed in millions, except GEOs and Gold Price)	2026	2025
GEOs	132,405	112,093
Less:
Cash Costs	$45.9	$33.5
Divided by: Gold price per ounce	$4,500	$3,279
	10,200	10,217
Net GEOs	122,205	101,876

2.	NON-GAAP FINANCIAL MEASURES:
●	Adjusted Net Income, Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA, Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and six months ended June 30, 2026 dated August 11, 2026 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Change in Composition of Adjusted Net Income – Gains on buy-backs of royalty and stream interests: Effective Q1 2026, the Company updated the composition of its Adjusted Net Income (and related per share and margin amounts) to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Previously, gains on buy-backs were an adjusting item when calculating Adjusted Net Income (and related per share and margin amounts). Management continues to adjust for gains or losses on discretionary sales of mineral interests when calculating these non-GAAP measures. Management believes that this change more appropriately reflects the Company’s operating performance as contractual buy-backs are embedded in the terms of many of the Company’s royalty and stream interest agreements, such that they occur in the ordinary course and are an integral part of Franco-Nevada’s royalty and stream business. Unlike less common discretionary sales of mineral interests, these transactions are evaluated by management when assessing overall returns from our royalty and stream interests, and accordingly, we believe such gains should not be eliminated for purposes of calculating Adjusted Net Income and related per share amounts, when evaluating performance for investors. This change is reflected on a full retrospective basis.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests (excluding gains on buy-backs of royalty and stream interests) and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment losses and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; gains on buy-backs of royalty and stream interests, impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2026	2025	2026	2025
Net income	$354.0	$247.1	$822.6	$456.9
Impairment reversal	—	(4.1)	—	(4.1)
Foreign exchange gain and other income	(7.1)	(4.1)	(19.5)	(9.8)
Tax effect of adjustments	2.3	(0.4)	4.4	1.0
Adjusted Net Income	$349.2	$238.5	$807.5	$444.0
Basic weighted average shares outstanding	192.9	192.7	192.8	192.6
Adjusted Net Income per share	$1.81	$1.24	$4.19	$2.31

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted Net Income Margin)	2026	2025	2026	2025
Adjusted Net Income	$349.2	$238.5	$807.5	$444.0
Divided by: Revenue	580.9	369.4	1,231.6	737.8
Adjusted Net Income Margin	60.1%	64.6%	65.6%	60.2

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2026	2025	2026	2025
Net income	$354.0	$247.1	$822.6	$456.9
Income tax expense	104.9	68.6	231.2	128.4
Finance income	(6.8)	(6.6)	(12.3)	(17.7)
Finance expenses	0.7	0.8	1.5	1.5
Depletion and depreciation	84.0	64.0	161.9	132.4
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Impairment reversal	—	(4.1)	—	(4.1)
Foreign exchange gain and other income	(7.1)	(4.1)	(19.5)	(9.8)
Adjusted EBITDA	$529.7	$365.7	$1,121.6	$687.6
Basic weighted average shares outstanding	192.9	192.7	192.8	192.6
Adjusted EBITDA per share	$2.75	$1.90	$5.82	$3.57

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted EBITDA Margin)	2026	2025	2026	2025
Adjusted EBITDA	$529.7	$365.7	$1,121.6	$687.6
Divided by: Revenue	580.9	369.4	1,231.6	737.8
Adjusted EBITDA Margin	91.2%	99.0%	91.1%	93.2%

3.	AVAILABLE CAPITAL: Available Capital comprises our cash and cash equivalents of $1,014.2 million as at June 30, 2026, our equity investments (excluding our long-term investment in Labrador Iron Ore Royalty Corporation) of $1,041.2 million and the amounts available to borrow under our corporate revolving credit facilities totaling $1.5 billion and their accordions of $750.0 million as at June 30, 2026.

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At June 30,	At December 31,
	2026	2025
ASSETS
Cash and cash equivalents	$1,014.2	$670.9
Receivables	237.5	241.9
Gold and silver bullion and stream inventory	112.6	40.1
Other current assets	23.6	68.5
Current assets	$1,387.9	$1,021.4

Royalty, stream and working interests, net	$6,262.3	$6,043.1
Investments	1,215.1	1,141.3
Loans receivable	17.6	—
Deferred income tax assets	18.8	23.2
Other assets	20.5	12.4
Total assets	$8,922.2	$8,241.4

LIABILITIES
Accounts payable and accrued liabilities	$38.6	$44.9
Income tax liabilities	109.4	78.1
Current liabilities	$148.0	$123.0

Deferred income tax liabilities	$503.8	$440.7
Income tax liabilities	21.6	33.8
Other liabilities	8.1	8.6
Total liabilities	$681.5	$606.1

SHAREHOLDERS’ EQUITY
Share capital	$5,817.6	$5,803.4
Contributed surplus	17.6	21.6
Retained earnings	2,045.7	1,379.8
Accumulated other comprehensive income	359.8	430.5
Total shareholders’ equity	$8,240.7	$7,635.3
Total liabilities and shareholders’ equity	$8,922.2	$8,241.4

The condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2026 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenue
Revenue from royalty, streams and working interests	$580.9	$366.7	$1,231.6	$732.2
Interest revenue	—	2.7	—	5.6
Total revenue	$580.9	$369.4	$1,231.6	$737.8

Costs of sales
Costs of sales	$45.9	$33.5	$92.4	$72.0
Depletion and depreciation	84.0	64.0	161.9	132.4
Total costs of sales	$129.9	$97.5	$254.3	$204.4
Gross profit	$451.0	$271.9	$977.3	$533.4

Other operating expenses (income)
General and administrative expenses	$7.8	$9.6	$17.0	$19.0
Share-based compensation (recovery) expenses	(3.5)	2.8	2.7	8.5
Impairment reversal	—	(4.1)	—	(4.1)
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Loss (gain) on sale of gold and silver bullion	1.0	(42.2)	(2.1)	(49.3)
Total other operating expenses (income)	$5.3	$(33.9)	$(46.2)	$(25.9)
Operating income	$445.7	$305.8	$1,023.5	$559.3
Foreign exchange gain and other income	$7.1	$4.1	$19.5	$9.8
Income before finance items and income taxes	$452.8	$309.9	$1,043.0	$569.1

Finance items
Finance income	$6.8	$6.6	$12.3	$17.7
Finance expenses	(0.7)	(0.8)	(1.5)	(1.5)
Net income before income taxes	$458.9	$315.7	$1,053.8	$585.3

Income tax expense	104.9	68.6	231.2	128.4
Net income	$354.0	$247.1	$822.6	$456.9

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(63.2)	$95.7	$(115.1)	$98.4

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax	(77.6)	31.2	56.1	180.0
Other comprehensive (loss) income, net of taxes	$(140.8)	$126.9	$(59.0)	$278.4

Comprehensive income	$213.2	$374.0	$763.6	$735.3

Earnings per share
Basic	$1.84	$1.28	$4.27	$2.37
Diluted	$1.83	$1.28	$4.26	$2.37
Weighted average number of shares outstanding
Basic	192.9	192.7	192.8	192.6
Diluted	193.3	193.0	193.2	192.9

The condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2026 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flows from operating activities
Net income	$354.0	$247.1	$822.6	$456.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	84.0	64.0	161.9	132.4
Share-based compensation expenses	1.0	1.0	2.1	3.1
Impairment loss (reversal)	—	(4.1)	—	(4.1)
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Unrealized foreign exchange gain	(2.5)	(5.2)	(3.8)	(11.2)
Deferred income tax expense	36.1	37.2	69.8	46.3
Loss (gain) on sale of gold and silver bullion	1.0	(42.2)	(2.1)	(49.3)
(Gain) loss on derivative financial instruments	(4.1)	(5.7)	(15.1)	(5.6)
Other non-cash items	0.1	0.4	(0.1)	—
Gold and silver bullion from royalties received in-kind	(50.3)	(10.9)	(97.7)	(30.1)
Proceeds from sale of gold and silver bullion	59.8	147.1	74.9	177.3
Receipt of deposits and interest from Canada Revenue Agency	—	—	49.5	—
Increase in other assets	—	—	(8.2)	—
Increase (decrease) in non-current income tax liabilities	9.2	(13.5)	(12.2)	(6.8)
Operating cash flows before changes in non-cash working capital	$488.3	$415.2	$977.8	$708.9
Changes in non-cash working capital:
Decrease in receivables	$30.0	$13.5	$4.4	$5.1
Increase in other current assets	(0.7)	(20.0)	(3.9)	(11.1)
(Decrease) increase in accounts payable and accrued liabilities	(10.4)	1.4	(6.1)	4.7
(Decrease) increase in current income tax liabilities	(24.7)	20.2	30.7	11.6
Net cash provided by operating activities	$482.5	$430.3	$1,002.9	$719.2

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(80.3)	$(1,360.4)	$(529.7)	$(1,865.6)
Proceeds from buy-back of royalty interest	—	—	97.5	—
Acquisition of investments	(19.8)	(3.0)	(55.1)	(55.3)
Loan advanced to Life of Mine Investments Inc.	(17.8)	—	(17.8)	—
Repayment of loan receivable from EMX Royalty Corporation	—	10.0	—	10.0
Proceeds from sale of investments	16.9	15.8	16.9	25.5
Acquisition of gold bullion from buy-back of stream interest	—	—	(10.2)	—
Acquisition of energy well equipment	(0.3)	(0.4)	(0.6)	(1.6)
Acquisition of property and equipment	(0.1)	(0.1)	(0.3)	(2.1)
Net cash used in investing activities	$(101.4)	$(1,338.1)	$(499.3)	$(1,889.1)

Cash flows used in financing activities
Payment of dividends	$(80.6)	$(67.0)	$(161.1)	$(137.2)
Capitalized debt issue costs	(0.8)	—	(1.5)	—
Proceeds from exercise of stock options	0.2	0.9	0.6	4.3
Net cash used in financing activities	$(81.2)	$(66.1)	$(162.0)	$(132.9)
Effect of exchange rate changes on cash and cash equivalents	$(0.4)	$6.1	$1.7	$11.8
Net change in cash and cash equivalents	$299.5	$(967.8)	$343.3	$(1,291.0)
Cash and cash equivalents at beginning of period	$714.7	$1,128.1	$670.9	$1,451.3
Cash and cash equivalents at end of period	$1,014.2	$160.3	$1,014.2	$160.3

Supplemental cash flow information:
Income taxes paid	$89.3	$45.7	$147.4	$93.2
Dividend income received	$1.5	$2.2	$3.1	$5.5
Interest and standby fees paid	$0.6	$0.4	$1.4	$1.4

The condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2026 Quarterly Report available on our website